UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 11 3038 8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

PAGS Reports Preliminary Results for 2Q18

Net Income of approximately R$ 228 million, up 178% compared to 2Q17 or R$ 242 million after Non-GAAP adjustments to 2Q18, up 195% compared to 2Q17.

São Paulo, July 31, 2018 – PagSeguro Digital Ltd., or (“PagSeguro” or “we”) (NYSE: PAGS), today announced preliminary operational and financial results for 2Q18. PagSeguro expects to report Total Payment Volume (TPV) of approximately R$16.9 billion, Net Income of approximately R$228 million and Non-GAAP Net Income of approximately R$242 million.

Operational and Financial Metrics (R$mn)	2Q18 (1)	1Q18	2Q17	Variation 2Q18 X 1Q18 (1)	Variation 2Q18 X 2Q17 (1)
TPV	16.9	14.4	8.1	17%	109%
Net Income	228	149	82	53%	178%
Non-GAAP Net Income(2)(3)	242	213	82	14%	195%

[1]	Numerical figures are preliminary and approximate.

[2]

The reconciliation of GAAP measures to Non-GAAP measures are presented at the end of this announcement and it includes (i) foreign exchange gain on IPO primary share proceeds, (ii) foreign exchange gain on follow-on primary share proceeds, (iii) share-based long-term incentive plan (LTIP), (iv) tax related to remittance of IPO primary share proceeds (IOF tax), (v) tax related to remittance of follow-on primary share proceeds (IOF tax), and (vi) income tax on Non-GAAP measures.

[3]

The presentation of Non-GAAP Net Income is aligned with the Non-GAAP Net Income reported under the Form 6-K/A furnished to the SEC on July 20, 2018, which replaced the previous Form 6-K furnished to the SEC on May 30, 2018 and aligned the presentation of non-GAAP financial measures with the presentation included in PagSeguro’s Registration Statement on Form F-1 originally filed with the SEC on June 18, 2018. Therefore, Non-GAAP Net Income for 2Q18 does not include the net adjustment of notes receivable at present value of approximately R$8 million (or Non-GAAP Net Income of approximately R$ 250 million).

“Our second quarter results show the strength of our unique ecosystem. Being an independent fintech allows us to think exclusively on our clients’ financial needs, delivering growth and profitability while creating a higher stickiness with our clients by offering a unique ecosystem through our digital account. Being the first mover, with an unreplicable online distribution through UOL and mobile first, brings a natural advantage to PagSeguro. We believe that following this strategy we will deliver long-term shareholder value through an increasingly attractive and growing ecosystem,” said Ricardo Dutra, CEO of PagSeguro.

PagSeguro will provide full second quarter results and host a conference call and earnings webcast on the following days and time, respectively:

•	Thursday, August 30, 2018, after market close.
•	Friday, August 31, 2018, at 10:00 AM ET.

Event Details

Dial–in in the US and International: 1-800-492-3904 (Toll Free) or +1 646 828-8246

Dial–in with connections in Brazil: +55 11 3193-1001 or + 55 11 2820-4001

Password: PagSeguro

Webcast: http://choruscall.com.br/pagseguro/2q18.htm

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on PagSeguro’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond PagSeguro’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements.

Reconciliation of Net Income to Non-GAAP Net Income

This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.

Reconciliation of Net Income to Non-GAAP Net Income:	1Q18	2Q18 (1)
Net income	149	228

Foreign exchange gain on IPO primary share proceeds[2]	(90)	—
Foreign exchange gain on Follow on proceeds[3]	—	(27)
Share-based long-term incentive plan (LTIP)[4]	211	62
New shares issued (new hires/ additions to LTIP/ others)	—	31
Recurrent quartely provision	—	31
Tax related to remittance of IPO primary share proceeds (IOF tax)[5]	13	—
Tax related to remittance of Follow on proceeds (IOF tax)[6]	—	1
Income tax on non-GAAP adjustments[7]	(70)	(21)

Total non-GAAP net income adjustments	64	15

Non-GAAP Net Income	213	242

Share-based long-term incentive plan (LTIP)	1Q18	2Q18 (1)
Stock-based compensation expenses (non-cash)	131	40
Related Employer Payroll Taxes	80	22

[1]	Numerical figures are preliminary and approximate.

[2]

Foreign exchange gain on IPO primary share proceeds: financial income in the amount of R$90 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the IPO. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

[3]

Foreign exchange gain on Follow on proceeds: financial income in the approximate amount of R$27 million related to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in the follow-on offer completed on June 22nd, 2018. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is an unusual income.

[4]

Share-based long-term incentive plan (LTIP): Stock-based compensation expenses and related employer payroll taxes. This amount consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses. The related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. In the 2Q18 the total approximate amount of R$31 million is mainly related to new shares issued for new employees and employee additions to the long-term incentive plan. The total approximate amount of R$31 million is related to the recurrent quarterly provision.

[5]

Tax related to remittance of IPO primary share proceeds (IOF tax): R$13 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the IPO from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of IPO primary share proceeds from our non-GAAP measures primarily because it is an unusual expense.

[6]

Tax related to remittance of follow-on proceeds (IOF tax): approximately R$1 million related to the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in the follow-on offer completed on June 22nd, 2018 from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of follow-on proceeds from our non-GAAP measures primarily because it is an unusual expense.

[7]

Income tax and on Non-GAAP adjustments: consists of income tax effect related to the Non-GAAP adjustments mentioned above, excluding the foreign exchange gain on IPO primary share proceeds of R$90 million and the foreign exchange gain on follow on proceeds of approximately R$27 million, which are not taxable, and the tax benefits related to other Non-GAAP adjustments.

About PagSeguro:

PagSeguro is a disruptive provider of financial technology solutions focused primarily on micro-merchants, small companies and medium-sized companies in Brazil. PagSeguro’s business model covers all of the following five pillars:

•	Multiple digital payment solutions;
•	In-person payments via point of sale (POS) devices that PagSeguro sells to merchants;
•	Free digital accounts;
•	Issuer of prepaid cards to clients for spending or withdrawing account balances; and
•	Operating as an acquirer.

PagSeguro is an UOL Group Company that provides an easy, safe and hassle-free way of accepting payments, where its clients can transact and manage their cash, without the need to open a bank account. PagSeguro’s end-to-end digital ecosystem enables its customers to accept a wide range of online and in-person payment methods, including credit cards, debit cards, meal voucher cards, boletos, bank transfers, bank debits and cash deposits.

PagSeguro’s mission is to disrupt and democratize financial services in Brazil, a concentrated, underpenetrated and high interest rate market, by providing an end-to-end digital ecosystem that is safe, affordable, simple and mobile-first for both merchants and consumers.

SOURCE: PagSeguro.

Contacts:

Investor Relations:

PagSeguro Digital Ltd.

André Cazotto, +55 (11) 3914-9403

ir@pagseguro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    July 31, 2018

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name:	Eduardo Alcaro
Title:	Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director